Silicon Motion Technology Corporation Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—December 11, 2009—Silicon Motion Technology Corporation (NasdaqGS: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

Nomura AC@CES 2010

Thursday, January 7, 2010 (meetings only; no Webcast)

Wynn Las Vegas – Las Vegas, NV

The 12th Annual Needham Growth Stock Conference

Wednesday, January 13, 2010 1:50 p.m. (Eastern Time) Webcast

New York Palace Hotel – New York, NY

Wedbush 8th Annual New York MAC Conference

Tuesday to Thursday, March 9-11, 2010 (meetings and Webcast; tentative dates)

Le Parker Meridien Hotel – New York, NY

Merrill Lynch “Taiwan, Technology & Beyond” Conference

Wednesday, March 17, 2010 (meetings only; no Webcast; tentative date)

Shangri-La’s Far Eastern Plaza Hotel – Taipei, Taiwan

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for a limited period of time following the event.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Investor Contact:

Investor Contact:
Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com

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